Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges of the Company for the periods indicated.  For purposes of computing the ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes and fixed charges.

	Year ended January 1, 2005		Year ended December 31, 2005		Year ended December 30, 2006		Year ended December 29, 2007		Year ended January 3, 2009		Six months ended June 27, 2009
Earnings:
Income (loss) from continuing operations before taxes	$(55,987)		$(105,753)		$(32,286)		$33,885		$(315,588)		$(36,105)
Interest expense, including amortization of debt issuance costs	73,208		73,821		60,980		91,467		107,321		50,352
Interest portion of rental expense (1)	11,888		13,087		12,021		14,452		13,387		5,761
Total Earnings:	29,109		(18,845)		40,715		139,804		(194,880)		20,008

Fixed Charges:
Interest expense, including amortization of debt issuance costs	73,208		73,821		60,980		91,467		107,321		50,352
Interest portion of rental expense (1)	11,888		13,087		12,021		14,452		13,387		5,761
Total Fixed Charges:	$85,096		$86,908		$73,001		$105,919		$120,708		$56,113

Ratio of Earnings to Fixed Charges	0.3	x(2)	—	(2)	0.6	x(2)	1.3	x	—	(2)	0.4	x(2)

(1)             Calculated as one third of rent expense, which is a reasonable approximation of the interest factor.

(2)             For the years ended January 1, 2005, December 31, 2005, December 30, 2006, and January 3, 2009 and for the six months ended June 27, 2009, earnings were inadequate to cover fixed charges by approximately $56.0 million, $105.8 million, $32.3 million, $315.6 million and $36.1 million, respectively.